EXHIBIT 99.1

17 Altalef Street
Yehud Industrial Zone, Israel 5610001
T:  972-3-539-1444   F:  972-3-536-6245
www.magalsecurity.com

Magal Declares a $25 Million Cash Distribution

YEHUD, ISRAEL, December 7, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as critical site management, announced today that the Board of Directors has declared a cash distribution to shareholders in the amount of $1.079 per share (approximately $25 million in the aggregate), following the receipt of court approval in Israel. The cash distribution will be paid in US$ on December 28, 2020 to shareholders of record on December 17, 2020.

In accordance with Israeli tax law, Magal will withhold 25% of the gross amount of the cash distribution paid to shareholders. Magal intends to file a request for a ruling from the Israel Tax Authority to enable shareholders entitled to an exemption and /or a lower withholding tax rate with respct to the cash distribution to benefit from such lower rates. For that purpose, Magal intends to appoint IBI Trust Management as paying agent to act in accordance with the Israeli Tax Ordinance requirements. A shareholder who is subject to a lower tax rate whether as a resident of a country with which Israel has a treaty for the avoidance of double taxation or for any other reason may contact the paying agent to inquire about such shareholder’s eligibility to a lower tax rate. Such shareholder may submit to the paying agent the documentation as will be specified in the instructions letter which, following receipt of the tax ruling from the Israeli Tax Authority (if received), will be posted on Magal’s website under the “Investors Relations” tab. Subject to complying with the applicable requirements and submitting all the required documents, the paying agent will transfer the tax amount difference to the shareholder’s bank account in the manner specified in the instructions letter. The paying agent contact details are IBI-CM@IBI.co.il, telephone: +972-50-620-9410, 9 Ahad Ha'am St., Tel-Aviv, Israel.

About Magal Security Systems Ltd.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis – our cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd.
Diane Hill
+972-3-539-1421
dianeh@magal-s3.com
www.magalsecurity.com

IR Contact:
Brett Maas
Managing Partner
Hayden IR
+1 -646 -536 -7331
Brett@HaydenIR.com